                                             EXHIBIT "D"

                              [BIOVAIL LETTERHEAD]



                               CONTACT:  Eugene Melnyk
                                         Chairman of the Board
                                         Ken Howling
                                         Chief Financial Officer
                                         (416) 285-6000

FOR IMMEDIATE RELEASE:

        * BIOVAIL REPORTS RECORD 1998 FIRST QUARTER FINANCIAL RESULTS *

     TORONTO, Canada, April 29, 1998 - Biovail Corporation International (NYSE,TSE:BVF) today reported record first quarter financial results for the period ended March 31, 1998.

     Revenue for the first quarter of 1998 increased 34% to $21.9 million, compared with $16.4 million reported for the first quarter of 1997. Net income for the first quarter of 1998 was $7.9 million, or $0.29 per share, a 41% increase over net income of $5.6 million or $0.22 per share in the comparable period of 1997.

     Eugene Melnyk, Chairman of the Board, commented, "Our first quarter results demonstrate the Company's focus on continually growing its business,
both scientifically and financially.   A number of important milestones were
achieved in the quarter including the ANDA filings with the FDA of controlled release generic versions of Adalat CC and Procardia XL; the buyout of royalty obligations related to future U.S. and Canadian sales of Tiazac and the Company's generic version of Cardizem CD; and four new licensing agreements for the distribution of Tiazac in Italy, Argentina, Brazil and Australia. Crystaal Corporation, Biovail's wholly-owned Canadian subsidiary, in-licensed two new products for Canada including Brexidol, used in the treatment of pain commonly associated with sports injuries and dysmenorrhea, and Corlopam, used for the
in-hospital management of hypertension.   Finally, Tiazac, currently holding
approximately 14 1/2% market share of once-daily diltiazem new prescriptions, was approved by the FDA for chronic stable angina in the quarter, positioning the Company to further improve its diltiazem market share, particularly in the managed care segment.

                                 [RECYCLE LOGO]

                              [BIOVAIL LETTERFOOT]

     Biovail Corporation International is an international full-service pharmaceutical company, engaged in the formulation, clinical testing, registration and manufacture of drug products utilizing advanced drug delivery technologies.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

     To the extent any statements made in this release contain information that is not historical, these statements are essentially forward looking and are subject to risks and uncertainties, including the difficulty of predicting FDA and TPD approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.

                               - Tables Follow -

                       BIOVAIL CORPORATION INTERNATIONAL
                          CONSOLIDATED BALANCE SHEETS
        (ALL DOLLAR AMOUNTS ARE EXPRESSED IN THOUSANDS OF U.S. DOLLARS)



                                          MARCH 31,             DECEMBER 31,
                                            1998                  1997
                                         -----------            ------------
                                         (UNAUDITED)
               ASSETS
Current
Cash and short-term deposits                $11,248                $8,275
Accounts receivable                          36,359                33,114
Inventories                                  18,981                16,609
Executive loans  (Note 3)                     2,720                 2,933
Deposits and prepaids                         2,132                 2,053
                                           --------               -------
                                             71,440                62,984
Long-term investments (Note 4)                7,500                   -
Fixed Assets, net                            24,680                24,172
Other Assets, net (Note 5)                   21,215                 6,583
                                           --------               -------
                                           $124,835               $93,739
                                           ========               =======
LIABILITIES
Current
Accounts payable                              7,189                 4,579
Accrued liabilities                           3,724                 6,002
Income taxes payable                          1,146                 1,013
Customer prepayments                          6,352                 1,840
Current portion of long-term debt             1,791                 1,887
                                           --------               -------
                                             20,202                15,321
Long-term Debt (Note 6)                      17,483                 2,960
                                           --------               -------
                                             37,685                18,281
                                           --------               -------
SHAREHOLDERS' EQUITY
Share capital                                22,215                18,465
Warrants                                      8,244                 8,244
Retained earnings                            57,557                49,709
Cumulative translation adjustment              (866)                 (960)
                                           --------               -------
                                             87,150                75,458
                                           --------               -------
                                           $124,835               $93,739
                                           ========               =======

The accompanying notes are an integral part of the consolidated financial statements.

                       BIOVAIL CORPORATION INTERNATIONAL
                       CONSOLIDATED STATEMENTS OF INCOME

                      (ALL DOLLAR AMOUNTS EXCEPT PER SHARE
               DATA ARE EXPRESSED IN THOUSANDS OF  U.S. DOLLARS)
                                  (UNAUDITED)


                                                                 THREE MONTHS ENDED
                                                                      MARCH 31,
                                                            1998                    1997
                                                         --------                --------
REVENUE
Research and development                                  $ 7,844                 $   740
Manufacturing                                              11,467                  13,290
Royalty and  licensing                                      2,578                   2,362
                                                           ------                  ------
                                                           21,889                  16,392
                                                           ------                  ------
EXPENSES
Research and development                                    4,029                   3,549
Cost of manufactured goods sold                             5,142                   4,323
Selling, general and administrative                         4,311                   2,647
                                                           ------                  ------
                                                           13,482                  10,519
                                                           ------                  ------
OPERATING INCOME                                            8,407                   5,873
INTEREST INCOME (EXPENSE), net                                (68)                    (15)
                                                           ------                  ------
INCOME BEFORE INCOME TAXES                                  8,339                   5,858
PROVISION FOR INCOME TAXES                                    491                     308
                                                           ------                  ------
NET INCOME                                                $ 7,848                 $ 5,550
                                                           ======                  ======
EARNINGS PER SHARE  (Note 8)                                $0.29                   $0.22
                                                           ======                  ======
WEIGHTED AVERAGE NUMBER OF
COMMON SHARES OUTSTANDING                              26,736,000              25,430,000
                                                       ==========              ==========

The accompanying notes are an integral part of the consolidated financial statements.